P R E S S     R E L E A S E

PLAZA  DE  ORO  HAS  SOLD



September 15, 2000

Re:	Capital Builders Development Properties, a California
limited partnership

Dear Investor:

The sale of Plaza de Oro was completed on August 30, 2000 to an unaffiliated private investor.

Plaza de Oro was the sole remaining property in Capital Builders
Development Properties, and therefore plans are now in process to terminate the Partnership.

The sale price of the property was $6,400,000. After payment of all loans, accounts payable, and termination expenses, approximately $1,000,000 is estimated to be available for distribution to investors. Currently, two to three distributions are planned, with the first anticipated in mid-October. The remaining distributions are anticipated to occur by year-end 2000, subject to resolution of any outstanding expenses.

The distribution total is anticipated to be consistent with the estimates provided in recent newsletters of approximately 14% of the original invested capital. The reasons for the poor investment results have been discussed in newsletters throughout the term of the Partnership. Both the real estate recession of the late 1980's and early 1990's and the high number of tenant bankruptcies during that same period, as well as the other factors previously discussed, combined to continually erode equity throughout the investment term. Only in the past twelve to twenty-four months has the market improved to the point of justifying the construction of the final building, thereby "finishing" the development while, at the same time, allowing the re-leasing of space from the most recent tenant defaults. The risk of continuing to hold the property for further financial recovery was unacceptably high, and therefore the property was sold with proceeds to be distributed to investors.

Should you have any questions on the enclosed, please call either Beth Freeman or myself at (916) 353-0500 or (800) 228-
0927.




Michael J. Metzger
President